UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Onex Direct Lending BDC Fund

(f/k/a Onex Falcon Direct Lending BDC Fund)

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Colin Sam

c/o Onex Corporation

161 Bay Street P.O. Box 700

Toronto, ON, Canada, M5J 2S1

+1 (416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons Onex Credit Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 609,508.330
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 609,508.330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 609,508.330
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N/A

1.	Names of Reporting Persons Convex Re Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,280,956.447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,280,956.447

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,956.447
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A

1.	Names of Reporting Persons Convex Group Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,280,956.447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,280,956.447

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,956.447
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A

1.	Names of Reporting Persons Onex Partners V GP Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,890,464.777
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,890,464.777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,464.777
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 16.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A

1.	Names of Reporting Persons Onex Partners Canadian GP Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,890,464.777
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,890,464.777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,464.777
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 16.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A

1.	Names of Reporting Persons Onex Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,936,854.593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,936,854.593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,936,854.593
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 16.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A

1.	Names of Reporting Persons Gerald W. Schwartz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,936,854.593
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,936,854.593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,936,854.593
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 16.7%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Shares (as defined below) of the Issuer (as defined below), and is being filed to amend the initial statement on Schedule 13D filed on January 25, 2024 by Onex Credit Holdings LLC, Onex Corporation and Gerald W. Schwartz (as amended, the “Schedule 13D”). This amendment represents an initial Schedule 13D for the other Reporting Persons filing herein. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of this Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D relates to the common shares of beneficial interest, par value $0.001 per share (the “Common Shares” or the “Shares”) of Onex Direct Lending BDC Fund (f/k/a Onex Falcon Direct Lending BDC Fund), a Delaware statutory trust (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 930 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a)

This Schedule 13D is being jointly filed by each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Onex Credit Holdings LLC, a Delaware limited liability company;

(ii)	Onex Partners V GP Limited, a Cayman Islands exempted company;

(iii)	Onex Partners Canadian GP Inc., an Ontario corporation;

(iv)	Onex Corporation, an Ontario corporation, the sole member of Onex Credit Holdings LLC;

(v)

Gerald W. Schwartz, a Canadian citizen and the Chairman of Onex (collectively, with Onex Credit Holdings LLC, Onex Partners V GP Limited, Onex Partners Canadian GP Inc., and Onex Corporation, the “Onex Persons”);

(vi)	Convex Re Limited, a Bermuda corporation; and

(vii)	Convex Group Limited, a Bermuda corporation (together with Convex Re Limited, the “Convex Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.4.

This Schedule 13D relates to the Common Shares held of record by Onex Credit Holdings LLC, Convex Re Limited and held by Onex Corporation directly and indirectly through a wholly-owned subsidiary. Onex Corporation may be deemed to beneficially own the Common Shares held by Onex Credit Holdings LLC, through its ownership of all of the equity of Onex Credit Holdings LLC. Convex Group Limited may be deemed to beneficially own the Common Shares held by Convex Re Limited, through its ownership of all of the equity of Convex Re Limited. Investment funds (the “Onex Funds”) indirectly controlled by Onex Partners V GP Limited and Onex Partners Canadian GP Inc., as applicable, own a majority of the equity of Convex Group Limited and have the ability to remove and replace all of the members of the board of directors of Convex Group Limited once every two years. Onex Partners V GP Limited, as the general partner of certain of the Onex Funds, may be deemed to beneficially own the Common Shares beneficially owned by the Onex

Funds. Onex Partners Canadian GP Inc., through its ownership of all of the equity of Onex Partners V GP Limited and as a general partner of one of the Onex Funds, may be deemed to beneficially own all of the Common Shares beneficially owned by Onex Partners V GP Limited and the Onex Funds. Onex Corporation, through its ownership of all of the equity of Onex Partners Canadian GP Inc., may be deemed to beneficially own all of the Common Shares beneficially owned by Onex Partners Canadian GP Inc. Mr. Schwartz, the Chairman of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the Common Shares beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.

Convex Re Limited and Convex Group Limited disclaim beneficial ownership of the Common Shares held of record by Onex Credit Holdings LLC.

Notwithstanding the above, the directors appointed by the Onex Persons sitting on the board of directors of Convex Group Limited are required to recuse themselves from any discussion or vote relating to any investment in the Issuer by the Convex Persons, and therefore, the Onex Persons disclaim beneficial ownership over any Common Shares held of record by the Convex Persons.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person expressly disclaims any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a “group.”

(b)

The principal business and principal office address of the Onex Reporting Persons is c/o Onex Corporation, 161 Bay Street P.O. Box 700, Toronto, ON, Canada, M5J 2S1. The principal business and principal office address of each of the Convex Reporting Persons is 6 Front Street, 6th Floor Point House, Hamilton HM 11, Bermuda.

(c)

Set forth in Schedule A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of Onex Corporation, Onex Partners V GP Limited and Onex Partners Canadian GP Inc. and the Convex Reporting Persons (the “Covered Persons”).

(d)

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

As further described in Item 6 below, on October 1, 2024, Convex Re Limited entered into a subscription agreement with the Issuer (the “Convex Subscription Agreement”), pursuant to which Convex Re Limited subscribed for and agreed to purchase Shares with a capital commitment equal to up to $30,000,000 (the “Convex Capital Commitment”). Pursuant to the Convex Subscription Agreement, Convex Re Limited was required to fund drawdowns to purchase Shares up to the amount of the Convex Capital Commitment periodically each time the Issuer delivered a drawdown notice to Convex Re Limited. The foregoing description of Convex Re Limited’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Convex Subscription Agreement, a form of which was previously attached hereto and incorporated herein by reference to Exhibit 99.2.

On October 18, 2024, Convex Re Limited purchased 1,280,956.447 Common Shares from the Issuer at a price of $23.42 per share.

The source of the funds for Convex Re Limited’s purchase of Shares is the available investment capital of Convex Re Limited, consisting of insurance premiums paid by policy holders and investment income.

On July 8, 2024, and September 4, 2024, Onex Corporation purchased at a price per share of $23.98 per share, 8,445.808 Shares and 37,944.008 Shares, respectively.

The source of the funds for the purchase of Shares by Onex Corporation is the available investment capital of Onex Corporation including capital contributions from one or more investors for investment purposes.

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended by amending and restating the second paragraph thereof as follows:

All Shares of the Issuer currently owned by Onex Corporation, Onex Credit Holdings LLC and Convex Re Limited were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 11,596,858.844 Shares outstanding as of October 18, 2024, 2024, as disclosed by the Issuer to the Reporting Persons. As disclosed herein, Onex Credit Holdings LLC owns 609,508.330 Shares, Onex Corporation owns 46,389.816 Shares, and Convex Re Limited owns 1,280,956.447 Shares. Collectively, the Reporting Persons beneficially own an aggregate of 1,936,854.593 Shares.

The information set forth under Item 3 of this Schedule 13D is incorporated by reference herein.

(c) Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, Convex Re Limited has entered into the Convex Subscription Agreement with the Issuer, pursuant to which Convex Re Limited has subscribed for and agreed to purchase Shares of the Issuer with a Capital Commitment of up to $30,000,000, all of which Shares have been purchased as of the date hereof. The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Convex Re Limited, and customary indemnification provisions in favor of the Issuer. The assignability and transferability of the Shares are governed by the Convex Subscription Agreement, which imposes substantial restrictions on transfers.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Convex Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.2.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or between the Reporting Person and any other person, with respect to the Shares of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.4	Joint Filing Agreement among the Reporting Persons, dated as of October 22, 2024.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2024

ONEX CREDIT HOLDINGS LLC

By:	/s/ Zachary Drozd
Name: Zachary Drozd
Title: Authorized Signatory

ONEX PARTNERS CANADIAN GP INC.

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

By:	/s/ Derek MacKay
Name: Derek MacKay
Title: Vice President

ONEX PARTNERS V GP LIMITED

By:	/s/ Kosty Gilis
Name: Kosty Gilis
Title: Authorized Person

ONEX CORPORATION

By:	/s/ Christopher A. Govan
Name: Christopher A. Govan
Title: Chief Financial Officer

GERALD W. SCHWARTZ

By:	/s/ Christopher A. Govan
Name:	Christopher A. Govan
Title: Attorney-in-fact

CONVEX GROUP LIMITED

By:	/s/ Paul Brand
Name: Paul Brand
Title: Chief Executive Officer

CONVEX RE LIMITED

By:	/s/ Kierra Smith
Name: Kierra Smith
Title: Chief Financial Officer

SCHEDULE A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Onex Corporation, Onex Partners V GP Limited and Onex Partners Canadian GP Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is 161 Bay Street, Toronto, ON M5J 2S1, Canada.

Onex Corporation

Name	Principal Business Address	Principal Occupation/Title	Citizenship
Gerald W. Schwartz		Chairman of the Board, Director	Canada

Robert M. LeBlanc		Chief Executive Officer and President, Director	United States of America

Ewout R. Heersink		Vice Chair, Director	Canada

Lisa Carnoy		Director	United States of America

Mitchell Goldhar		Director	Canada

John B. McCoy		Director	United States of America

Sarabjit S. Marwah		Director	Canada

J. Robert S. Prichard		Director	Canada

Heather M. Reisman		Director	Canada

Beth A. Wilkinson		Director	United States of America

Sara Wechter		Director	United States of America

Anthony Munk		Vice Chair	Canada

Christopher A. Govan		Chief Financial Officer	Canada

David Copeland		Managing Director – Taxation	Canada

Colin Sam		General Counsel	Canada

Yonah Feder		Managing Director – Legal and Compliance	United States of America

Derek Mackay		Managing Director – Finance	Canada

Onex Partners Canadian GP Inc.

Name	Principal Business Address	Principal Occupation/Title	Citizenship
David Copeland		Vice President, Director	Canada

Colin Sam		Vice President and Secretary, Director	Canada

Christopher A. Govan		President	Canada

Ewout R. Heersink		Vice President	Canada

Derek Mackay		Vice President	Canada

Onex Partners V GP Limited

Name	Principal Business Address	Principal Occupation/Title	Citizenship
David Copeland		Director	Canada

Sam Camens		Director	United States of America

Nigel Wright		Director	Canada

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Convex Group Limited and Convex Re Limited are set forth below. If no business address is given, the director’s or executive officer’s business address is 6 Front Street, 6th Floor Point House, Hamilton HM 11, Bermuda.

Convex Group Limited

Name	Principle Business Address	Principal Occupation/Title	Citizenship
Claus-Michael Dill		Director	Germany

Fiona Elizabeth Kermode		Director	United Kingdom

Nicholas S. Lyons		Director	United Kingdom

Paul David Brand		CEO Convex Group Director	United Kingdom

Stephen John Oatley Catlin		Executive Chairman Convex Group Director	United Kingdom

Adam Christopher Cobourn	161 Bay Street Toronto, Ontario	Managing Director Onex Partners	Canada

Robert Michael Le Blanc	712 Fifth Avenue, New York NY 10019, United States of America	CEO Onex	United States of America

Kelly Lyles		Director	United States of America

William Marcoux		Director	United States of America

David Morin	10 Bressenden Place 8th floor London, United Kingdom SW1E 5DH	Managing Director And Head Of North America, Private Equity at PSP Investments	Canada

Daniel Paul Sawyer	9th Floor 280 Park Avenue New York, NY 10017 United States	Vice President in GIC’s Private Equity, Direct Investments Group	United States of America

Shannon Dyer		Legal/ Company Secretary	United Kingdom

Conyers Corporate Services (Bermuda) Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda		N/A

Convex Re Limited

Name	Principal Business Address	Principal Occupation/Title	Citizenship
Claus-Michael Dill		Director	Germany

Fiona Elizabeth Kermode		Director	United Kingdom

Nicholas S. Lyons		Director	United Kingdom

Matthew Paskin		CUO Reinsurance Convex Group Director	United Kingdom

Richard Michael Slater		CUO Convex Re Director	United Kingdom

Kierra A. Smith		Director CFO Convex Re	United States of America

Paul Anthony Simons		Director CEO Convex Re	United Kingdom

Shannon Dyer		Legal/ Company Secretary	United Kingdom

Conyers Corporate Services (Bermuda) Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda		N/A